Exhibit 99.6

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FIRST QUARTER ENDED DECEMBER 29, 2012

Montreal, Quebec, January 31, 2013: Consolidated sales for the three-month period ended December 29, 2012, were $376 million, as compared to $401 million in the comparable period of the prior year. The Company generated a net loss of $10 million or $0.10 per share in the December 2012 quarter compared to a net loss of $16 million or $0.16 per share in the December 2011 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $19 million for the three-month period ended December 29, 2012, as compared to adjusted EBITDA of $12 million a year ago and adjusted EBITDA of $23 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $103 million for the quarter ended December 29, 2012, compared to adjusted EBITDA of $25 million on sales of $127 million in the prior quarter. The $19 million decline in pulp sales was due to lower shipments of specialty and viscose grades. US dollar and euro prices for specialty grades and viscose grades were relatively unchanged quarter over quarter. However, with the Canadian dollar weakening by 3.2% versus the euro, Canadian dollar equivalent pricing increased by $2 million or $39 per tonne sold. The specialty cellulose market conditions remained favourable. Specialty cellulose shipments were equal to 65% of capacity as compared to 84% in the prior quarter. The relatively low level of shipments in the December 2012 quarter was due in part to the annual maintenance shutdown at the Temiscaming mill, which lasted 10 days. Inventories also increased by 4,700 tonnes due to logistical delays in shipping orders in the latter part of the quarter. Mill manufacturing costs increased by $6 million due primarily to annual planned maintenance at the Temiscaming facility. The balance of the decline in adjusted EBITDA relates to the previously noted decline in shipments.

The Paper segment generated adjusted EBITDA of $6 million on sales of $78 million for the quarter ended December 2012, compared to adjusted EBITDA of $14 million on sales of $96 million in the prior quarter. Lower coated bleached board and newsprint shipments caused the $18 million decrease in sales. In terms of markets, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $7 per short ton while the US $ reference price for newsprint was unchanged. Currency was slightly negative as the Canadian dollar averaged US $1.009, a 0.6% increase from US $1.003 in the prior quarter. Overall, pricing was unchanged from the prior quarter. Coated bleached board shipments were equal to 86% of capacity as compared to 111% in the prior quarter. The shipment to capacity percentage for newsprint was 89%, compared to 103% in the prior quarter. The previous quarter shipment levels were not sustainable and a reduction in the current quarter was anticipated. As well, the coated bleached board mill in Temiscaming incurred six days of planned maintenance downtime in the most recent quarter. This in turn increased their manufacturing costs by $2 million. Mill level costs at the newsprint mill increased by $3 million due primarily to higher electricity costs. In the prior quarter, the newsprint mill had benefited from the very low rates. The balance of the decline in adjusted EBITDA was driven by the lower shipments.

The Forest Products segment generated adjusted EBITDA of $2 million on sales of $101 million for the quarter ended December 29, 2012, compared to adjusted EBITDA of $8 million on sales of $108 million in the prior quarter. Sales decreased by $7 million due primarily to lower shipments of lumber and sawmill by-products. Demand for SPF lumber was stable with shipments equal to 84% of capacity, as compared to 86% in the prior quarter. US $ reference prices for random lumber increased by US $23 per mbf while stud lumber decreased by US $18 per mbf. Currency was slightly negative as the Canadian dollar strengthened versus the US dollar. When combined with a lower sales mix factor, the net price effect was a decrease in adjusted EBITDA of $1 million or $5 per mbf. During the most recent quarter, several of the sawmills experienced planned downtime during the Christmas holiday period, increasing costs by approximately $2 million. The winter months are also seasonally higher cost periods for the sawmills. In total, mill level manufacturing costs increased by $5 million.

The Paper Pulp segment generated nil adjusted EBITDA on sales of $117 million for the quarter ended December 29, 2012, compared to negative adjusted EBITDA of $18 million on sales of $140 million in the prior quarter. The $23 million decline in sales was due primarily to lower shipments as a result of the idling of the Chetwynd high-yield pulp mill that occurred in the prior quarter. Market conditions for paper pulp remained relatively weak. The benchmark price (delivered China) for Northern Bleached Softwood Kraft (NBSK) increased by US $32 per tonne while reference prices for bleached eucalyptus kraft (BEK) declined by US $8 per tonne. Currency was also a slight negative as the Canadian dollar strengthened versus the US dollar. Overall, paper pulp prices were relatively unchanged, declining by $5 per tonne and reducing adjusted EBITDA by $1 million. Paper pulp shipments were equal to 98% of capacity as compared to 91% in the prior quarter. Mill level manufacturing costs declined by $11 million. In the prior quarter, the Skookumchuck NBSK mill had undergone its annual maintenance outage, which lasted seven days. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $5 million in the prior quarter. In the December 2012 quarter, increasing selling prices led to an increase of $2 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. This is the opposite of what occurred in the prior quarter when declining selling prices had led to a $3 million decrease in the carrying values of finished goods and raw materials. Paper Pulp inventories were at 29 days of supply at the end of December 2012, as compared to 36 days at the end of September 2012.

Assets Held for Sale

The current period balance sheet classifies the assets and liabilities related to the Skookumchuck Northern Bleached Softwood Kraft (NBSK) pulp mill as “held for sale”. This reclassification is required by IFRS as the Company is currently engaged in a formal sales process and expects to sell the facility within the twelve-month time frame specified under IFRS rules.

Outlook

Overall, the December 2012 quarterly results were in line with expectations. The Forest Products segment results declined versus what had been a very strong September quarter. The seasonal reduction in stud lumber prices combined with planned production curtailments during the holiday period reduced adjusted EBITDA. Looking ahead, the normal seasonal increase in prices is anticipated in the March quarter. While the recent housing statistics in the United States are encouraging, we continue to forecast a slow and gradual recovery in housing, with lumber demand and prices following a similar pattern. The Specialty Cellulose Pulp segment results were negatively impacted by the annual planned maintenance outage at the Temiscaming facility. Market conditions for specialty grades were stable while viscose grade prices continued to trend downwards. We anticipate a continued stable market for specialty grades. However, growth in this market has slowed and the Company’s plans to increase volumes and reduce viscose grade production are being delayed. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The latter market is currently under pressure as new capacity is exceeding demand growth. While the adjusted EBITDA improvement in the Paper Pulp segment was significant, it was coming off a very difficult September quarter, which had included a costly annual planned maintenance outage at the Skookumchuck pulp mill. The closure of the relatively high cost Chetwynd mill in the prior quarter also had the expected positive effect on segment performance. The Company anticipates further cost reduction when the new anaerobic plant in Matane becomes fully operational. However, paper pulp markets remain relatively weak as evidenced by the segment’s breakeven results in the most recent quarter. While we have seen the implementation of small increment price increases, we expect the market for paper pulp to remain challenging in the near term. Paper segment results declined as the prior quarter had benefited from very strong shipment levels as well as very low energy costs at the newsprint mill in Kapuskasing. Looking forward, prices for coated bleached board should be stable while newsprint prices may see a small decline. Recently restarted newsprint capacity combined with continued declining North American demand will not be conducive to improved prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $78 million has been spent on the Temiscaming specialty cellulose project to the end of the December 2012 quarter. The project schedule and total estimated costs are currently under review. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact manufacturing costs and adjusted EBITDA in the coming quarters. As noted in the quarterly disclosure material, the assets and liabilities of the Skookumchuck, BC, NBSK pulp mill have been classified as held for sale. The Company is currently in discussions with potential buyers and any future developments will be disclosed as they occur.

Tembec is a manufacturer of forest products lumber, pulp, paper and specialty cellulose and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately 2 billion, Tembec has 3,700 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended December 29, 2012, can be obtained on Tembec's website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com